Wellesley Capital Management Corp.

7076 Spyglass Avenue

Parkland, FL 33076

(954) 599-3672

August 20, 2012

Via Email

Linda Cvrkel

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC

Re:

Wellesley Capital Management Corp. (formerly known as “TheWebDigest Corp”)

Form 10-K for the Year Ended December 31, 2011

Filed February 27, 2012

Forms 10-Q for the Quarters Ended March 31, 2012 and June 30, 2012

Filed April 24, 2012 and July 31, 2012

File No. 333-151485

Dear Ms. Cvrkel,

Pursuant to your comment letter, we have filed our Amendment No. 1 of our Form 10-K for the year ended December 31, 2011, Form 10-Q’s for the quarter ended March 31, 2012 and June 30, 2012 after evaluating your professional comments.

Wellesley Capital Management Corp. fully acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your professionalism and cooperation.

Sincerely,

/s/ Steven Adelstein

President (Principal Executive Officer)

Wellesley Capital Management Corp.

cc/ Claire Erlanger/SEC